Mail Stop 3720

June 28, 2006

Via U.S. Mail and Fax (813) 552-2970

Mr. Joseph J. Liberatore
Chief Financial Officer
Kforce, Inc.
1001 East Palm Ave.,
Tampa, FL 33605

      RE: Kforce, Inc.
              Form 10-K for the Year ended December 31, 2005
              Filed March 3, 2006
              File No. 000-26058

Dear Mr. Liberatore:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 20

1. We note that you utilized a third party valuation firm in your annual impairment review. While you are not required to make reference to this independent valuation, when you do so you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please explain to us how you intend to comply with this comment in future filings.

2. Similarly, we note in Note 5 on page 48 your reliance upon the work of third party valuation firms when allocating the Vista and Hall Kinion purchase prices. You should also disclose the names of these experts and include their consents in your filing. If you decide to delete your reference to the independent valuation firms, you should disclose your methodologies and assumptions utilized when determining the purchase price allocations. Please explain to us how you intend to comply with this comment in future filings.

Financial Statements and Notes

Note 1. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 42

3. In light of the significant amount of goodwill recorded, advise us and disclose your accounting policies for recognizing and measuring impairment of goodwill in a footnote to the financial statements and in critical accounting policy section in MD &A. We refer you to paragraphs 19-22 of SFAS 142. Also, identify for us the reporting units you utilize when evaluating goodwill for impairment. Refer to paragraph 34 of SFAS 142.

4. Further, with a view towards disclosures, provide the changes in the carrying amount of goodwill in total and for each reportable segment in future filings and advise us.

Form 10-Q For the Quarterly Period Ended March 31, 2006

Note E. Acquisitons, page 11

5. Regarding your acquisition of PCCI Holdings, Inc., we note in your Form 8-K (dated January 31, 2006) your intention to file the PCCI Holdings audited financial statements and the related pro forma financial information not later than 71 calendar days after the date the report is required to be filed. However, it appears that you have not yet filed a Form 8-K/A to provide this information. Please file the financial statements and related pro forma financial information in a Form 8-K/A as soon as possible or explain to us why it is not necessary to do so.

6. We note that you have recorded a significant amount of goodwill ($43 million) in connection with the PCCI acquisition. We also note in the second paragraph that "[a]s a result of the above acquisition, Kforce expanded its presence in technology staffing in both the Federal government and commercial sectors". In light of this disclosure, we do not understand why you did not assign any value to the apparent customer relationships you acquired in this transaction. Please advise us and explain how you applied the guidance in paragraphs 39 and A10 – A13 of SFAS 141. Please also address in your response the examples of intangible assets in paragraph A14 and explain to us your assessment of their presence in the PCCI acquisition.

7. Explain to us the assumptions and the valuation methodologies you utilized in performing the PCCI purchase price allocation.

8. Further, disclose in future filings your policies for accounting for business combinations in the critical accounting policy section in MD&A and in a footnote to the financial statements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director